FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: January 29, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2013

2.	Notice Concerning Cancellation of Treasury Stock

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2013

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2013

(1) Consolidated results of operations					(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine Months ended December 31, 2013	1,071,388	15.6	89,696	75.1	110,344	60.2	69,364	54.2
Nine Months ended December 31, 2012	926,524	4.6	51,234	(42.0)	68,882	(32.9)	44,970	(37.6)

(Note) Comprehensive income:

327,357 million yen for the nine months ended December 31, 2013, 242.6% of change from previous year.

95,546 million yen for the nine months ended December 31, 2012, 156.7% of change from previous year.

	Net income attributable to shareholders of Kyocera Corporation per share - Basic	Net income attributable to shareholders of Kyocera Corporation per share - Diluted
	Yen	Yen
Nine Months ended December 31, 2013	189.07	189.07
Nine Months ended December 31, 2012	122.57	122.57

At the meeting of the Board of Directors of Kyocera Corporation held on August 28, 2013, a resolution was made to undertake a stock split and a stock split at the ratio of two for one of all common shares was undertaken on October 1, 2013. “Net income attributable to shareholders of Kyocera Corporation per share—Basic” and “Net income attributable to shareholders of Kyocera Corporation per share—Diluted” are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013 in accordance with standard related to earnings per share.

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
December 31, 2013	2,703,438	2,014,126	1,936,662	71.6
March 31, 2013	2,282,853	1,714,942	1,646,157	72.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2013	—	60.00	—	60.00	120.00
Year ending March 31, 2014	—	80.00	—	40.00	—

(Note) The above “Year-end” dividend per share of 40.00 yen for the year ending March 31, 2014 is the forecast based on the number of shares after the stock split at the ratio of two for one of all common shares, which was undertaken on October 1, 2013. The forecast of “Annual” dividend for the year ending March 31, 2014 is essentially equal to the original forecast of 160.00 yen, which was previously announced on April 25, 2013, before the stock split.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2014

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2014	1,430,000	11.7	115,000	49.5	138,000	36.1	84,500	27.1	230.32

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during nine months ended December 31, 2013. This average number of shares is calculated based on the number of shares after the stock split which took effect on October 1, 2013.

(Notes)

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2013: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “2. OTHER INFORMATION” on page 12.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

382,618,580 shares at December 31, 2013	382,618,580 shares at March 31, 2013

(ii) Number of treasury stock:

15,750,917 shares at December 31, 2013	15,738,940 shares at March 31, 2013

(iii) Average number of shares outstanding:

366,873,131 shares at December 31, 2013	366,884,840 shares at December 31, 2012

“Number of shares issued,” “Number of treasury stock” and “Average number of shares outstanding” are described under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2013.

Kyocera Corporation adopted a resolution to cancel a certain portion of treasury stock at its meeting of the Board of Directors held on January 29, 2014. Please refer to the accompanying “2. OTHER INFORMATION” on page 12.

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 11.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Nine Months Ended December 31, 2013

Economic Situation and Business Environment

During the nine months ended December 31, 2013 (“the nine months”), the Japanese economy registered a recovery trend, evident primarily in growth in personal consumption and exports, coupled with a revitalization of investment activity, particularly in the public sector. Overseas, the U.S. economy grew moderately on the back of improved personal consumption and capital investment. The Chinese economy continued steady growth. Meanwhile, the European economy continued to stagnate, despite some signs of recovery.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera”), shipment volume of conventional mobile phones, PCs, flat-screen TVs and digital cameras decreased compared with the nine months ended December 31, 2012 (“the previous nine months”) while shipment volume of smartphones and tablet PCs increased. As a result, overall component demand for the digital consumer equipment market showed moderate growth compared with the previous nine months. Meanwhile, the solar energy market in Japan grew substantially compared with the previous nine months due primarily to strong growth in demand in the public and commercial sectors.

Consolidated Financial Results

During the nine months, sales of all reporting segment increased compared with the previous nine months. Especially, the Applied Ceramic Products Group, driven by the solar energy business, the Telecommunications Equipment Group and the Information Equipment Group recorded double-digit increases. The effect of depreciation of the yen also contributed to the increase in sales. As a result, consolidated net sales for the nine months amounted to ¥1,071,388 million, an increase of ¥144,864 million, or 15.6%, compared with ¥926,524 million in the previous nine months, and reaching a record high compared to previous corresponding nine month periods.

Profit also increased as compared with the previous nine months, in all reporting segment of the components business primarily in the Applied Ceramic Products Group and the equipment business, as a result of sales growth and reduced costs. Also, profit grew considerably due to the absence of the environmental remediation charge of ¥21.3 billion recorded in the previous nine months at AVX Corporation, a U.S.-based consolidated subsidiary (please refer to “(3) Financial Settlement between AVX Corporation, the United States Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” on page 8). Profit from operations increased by ¥38,462 million, or 75.1%, to ¥89,696 million, compared with ¥51,234 million in the previous nine months. Income before income taxes increased by ¥41,462 million, or 60.2%, to ¥110,344 million, compared with ¥68,882 million in the previous nine months, and net income attributable to shareholders of Kyocera Corporation increased by ¥24,394 million, or 54.2%, to ¥69,364 million, compared with ¥44,970 million in the previous nine months.

Average exchange rates for the nine months were ¥99 to the U.S. dollar, marking depreciation of ¥19 (approximately 24%) from ¥80 in the previous nine months, and ¥132 to the Euro, marking depreciation of ¥30 (approximately 29%) from ¥102 in the previous nine months. As a result, net sales and income before income taxes were pushed up by approximately ¥118 billion and ¥24 billion, respectively, compared with the previous nine months.

	Nine months ended December 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥926,524	100.0	¥1,071,388	100.0	¥144,864	15.6
Profit from operations	51,234	5.5	89,696	8.4	38,462	75.1
Income before income taxes	68,882	7.4	110,344	10.3	41,462	60.2
Net income attributable to shareholders of Kyocera Corporation	44,970	4.9	69,364	6.5	24,394	54.2
Average US$ exchange rate	80	—	99	—	—	—
Average Euro exchange rate	102	—	132	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment increased compared with the previous nine months due to an increase in component demand for the industrial machinery and automotive markets. Operating profit increased due to the effects of increased sales and a reduction in costs.

2) Semiconductor Parts Group

Sales of ceramic packages for smartphones and organic packages for high-end servers increased compared with the previous nine months. In addition, sales by Kyocera Circuit Solutions Inc., which became a consolidated subsidiary in October 2013, also contributed to the increase in sales. As a result, sales and operating profit in this reporting segment increased compared with the previous nine months.

3) Applied Ceramic Products Group

Sales in the solar energy business increased substantially in the public and commercial sectors in Japan. In addition, sales in the cutting tool business also increased in automotive-related areas. As a result, sales in this reporting segment increased significantly over the previous nine months. Operating profit more than doubled compared with the previous nine months and profitability improved considerably.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous nine months due to growth in sales of capacitors and connectors. Operating profit increased substantially due to the absence of the environmental remediation charge at AVX Corporation recorded in the previous nine months as well as to the effects of increased sales and a reduction in costs.

5) Telecommunications Equipment Group

Sales and operating profit in this reporting segment increased compared with the previous nine months on the back of vigorous new product introductions in Japan and overseas and an increase in the number of carriers adopting Kyocera’s products overseas.

6) Information Equipment Group

Sales volume of printers and multifunctional products increased mainly in emerging countries due to new product introductions, as well as vigorous market cultivation and sales expansion activities. As a result, sales and operating profit in this reporting segment increased compared with the previous nine months.

7) Others

Sales in this reporting segment increased compared with the previous nine months due mainly to an increase in sales at Kyocera Communication Systems Co., Ltd. Operating profit decreased, however, due to an increase in R&D expenses for the development of new technologies and new products.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥56,937	6.1	¥58,929	5.5	¥1,992	3.5
Semiconductor Parts Group	127,362	13.8	139,522	13.0	12,160	9.5
Applied Ceramic Products Group	136,726	14.8	195,854	18.3	59,128	43.2
Electronic Device Group	207,801	22.4	216,295	20.2	8,494	4.1

Total Components Business	528,826	57.1	610,600	57.0	81,774	15.5
Telecommunications Equipment Group	127,360	13.7	147,778	13.8	20,418	16.0
Information Equipment Group	178,445	19.3	221,550	20.7	43,105	24.2

Total Equipment Business	305,805	33.0	369,328	34.5	63,523	20.8
Others	115,009	12.4	123,177	11.5	8,168	7.1
Adjustments and eliminations	(23,116)	(2.5)	(31,717)	(3.0)	(8,601)	—

Net sales	¥926,524	100.0	¥1,071,388	100.0	¥144,864	15.6

Operating Profit (Loss) by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2012		2013
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥6,429	11.3	¥8,484	14.4	¥2,055	32.0
Semiconductor Parts Group	22,848	17.9	24,956	17.9	2,108	9.2
Applied Ceramic Products Group	9,906	7.2	22,816	11.6	12,910	130.3
Electronic Device Group	(7,223)	—	21,240	9.8	28,463	—

Total Components Business	31,960	6.0	77,496	12.7	45,536	142.5
Telecommunications Equipment Group	1,671	1.3	1,870	1.3	199	11.9
Information Equipment Group	15,752	8.8	17,112	7.7	1,360	8.6

Total Equipment Business	17,423	5.7	18,982	5.1	1,559	8.9
Others	7,320	6.4	3,479	2.8	(3,841)	(52.5)

Operating profit	56,703	6.1	99,957	9.3	43,254	76.3
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	13,350	—	10,861	—	(2,489)	(18.6)
Adjustments and eliminations	(1,171)	—	(474)	—	697	—

Income before income taxes	¥68,882	7.4	¥110,344	10.3	¥41,462	60.2

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan for the nine months increased compared with the previous nine months due primarily to an increase in sales in the solar energy business in the public and commercial sectors.

2) Asia

Sales in Asia for the nine months increased compared with the previous nine months due to an increase in sales in the Electronic Device Group including connectors and capacitors, and in the Information Equipment Group, as well as to the effect of the yen’s depreciation.

3) Europe

Sales in Europe for the nine months increased compared with the previous nine months due primarily to an increase in sales in the Information Equipment Group supported by growth in sales volume of printers and multifunctional products and to the effect of the yen’s depreciation.

4) United States of America

Sales in the United States of America for the nine months increased compared with the previous nine months due to sales growth in the Telecommunications Equipment Group and the Information Equipment Group, as well as to the effect of the yen’s depreciation.

5) Others

Sales in Others for the nine months increased compared with the previous nine months due to an increase in sales in the Information Equipment Group and the Telecommunications Equipment Group.

	Nine months ended December 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥413,315	44.6	¥469,199	43.8	¥55,884	13.5
Asia	172,023	18.6	208,472	19.4	36,449	21.2
Europe	141,863	15.3	177,477	16.6	35,614	25.1
United States of America	157,983	17.0	167,916	15.7	9,933	6.3
Others	41,340	4.5	48,324	4.5	6,984	16.9

Net sales	¥926,524	100.0	¥1,071,388	100.0	¥144,864	15.6

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2013 increased by ¥7,003 million to ¥312,457 million from ¥305,454 million at March 31, 2013.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months increased by ¥7,526 million to ¥96,621 million from ¥89,095 million for the previous nine months. This was due mainly to that increases in net income and cash inflow adjustments related to receivables exceeded increases in cash outflow adjustments related to notes and accounts payables and accrued expenses.

2) Cash flows from investing activities

Net cash used in investing activities for the nine months increased by ¥34,357 million to ¥76,703 million from ¥42,346 million for the previous nine months. This was due mainly to increases in purchase of securities. The effect has been partly offset by decreases in acquisitions and increases in withdrawal of time deposits, and increases in proceeds from maturities of securities.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months increased by ¥3,117 million to ¥31,273 million from ¥28,156 million for the previous nine months. This was due mainly to an increase in dividends paid.

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Cash flows from operating activities	¥89,095	¥96,621
Cash flows from investing activities	(42,346)	(76,703)
Cash flows from financing activities	(28,156)	(31,273)
Effect of exchange rate changes on cash and cash equivalents	9,512	18,358
Net increase in cash and cash equivalents	28,105	7,003
Cash and cash equivalents at beginning of period	273,288	305,454
Cash and cash equivalents at end of period	¥301,393	¥312,457

(3) Financial Settlement between AVX Corporation, the United States Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012, AVX Corporation (“AVX”), a consolidated subsidiary of Kyocera Corporation in the United States, and the United States Environmental Protection Agency and the Commonwealth of Massachusetts (the “Governments”) announced that they had reached a settlement with respect to the Governments’ ongoing clean-up of the New Bedford Harbor Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement with the Governments with respect to their claims relating to harbor clean-up and alleged natural resource damages in 1992. That settlement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean-up and natural resource damages. That Consent Decree included reopener provisions allowing the Governments to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean-up under certain circumstances.

On April 18, 2012, the United States Environmental Protection Agency issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean-up, pursuant to the reopener provisions referred to the above.

After settlement negotiations, including mediation, between the parties, on October 10, 2012, the settlement with the Governments was reached whereby AVX was obligated to pay $366.25 million, plus interest computed from August 1, 2012, in three installments over a two-year period for use by the Governments to complete the clean-up of the harbor. The agreement is set forth in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the Governments’ right to invoke any clean-up reopener provisions in the future. In addition, the United States Environmental Protection Agency was obligated to withdraw the Unilateral Administrative Order.

On September 19, 2013, The United States District Court approved the settlement. According to the settlement, AVX paid the initial settlement installment of $133.35 million, plus interest on October 18, 2013, and on November 26, 2013, the Unilateral Administrative Order was withdrawn by the United States Environmental Protection Agency.

In accordance with the terms of the Supplemental Consent Decree, AVX is obligated to pay $110.82 million, plus interest on September 19, 2014, and $122.08 million, plus interest on September 21, 2015, or AVX has the option to prepay the remaining settlement balance at any time prior to the due dates of the remaining installments.

AVX and Kyocera recorded a charge with respect to this matter of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the nine months ended December 31, 2012, which were included in selling general and administrative expenses in the consolidated statements of income.

(4) Consolidated Financial Forecasts for the Year Ending March 31, 2014

For the three months ending March 31, 2014 (the “fourth quarter”), the solar energy business is expected to show continued growth on the back of growing demand in Japan. Sales in the Information Equipment Group are also expected to be solid and exceed the previous forecast. On the other hand, component demand for smartphones and digital cameras is predicted to fall below the previous forecast. In the Electronic Device Group, one-off cost resulting from a revision of certain product portfolio is expected. In addition, sales in the Telecommunications Equipment Group are predicted to fall below the previous expectations due to a change in sales plan for new products.

Taking these factors into account, Kyocera has revised its full-year financial forecasts for the year ending March 31, 2014 announced in October 31, 2013, as follows. Financial forecasts for each of the consolidated reporting segments have been also revised, as set out on the following page.

Kyocera has revised its forecasts of average exchange rates for the fourth quarter from ¥97 to ¥104 against the U.S. dollar and from ¥130 to ¥141 against the Euro. As a result, full-year forecasts of average exchange rates for the year ending March 31, 2014 have been revised to ¥101 against the U.S. dollar and ¥134 against the Euro.

Kyocera will strive to continue securing orders, reducing costs and strengthening its development of new products by leveraging the overall capabilities of the Kyocera Group and will aim to achieve these full-year consolidated financial forecasts for the year ending March 31, 2014.

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014 announced on				Increase (Decrease) to Results
			October 31, 2013 (Previous)		January 29, 2014 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,280,054	100.0	¥1,430,000	100.0	¥1,430,000	100.0	11.7
Profit from operations	76,926	6.0	140,000	9.8	115,000	8.0	49.5
Income before income taxes	101,363	7.9	150,000	10.5	138,000	9.7	36.1
Net income attributable to shareholders of Kyocera Corporation	66,473	5.2	96,000	6.7	84,500	5.9	27.1
Diluted earnings per share attributable to shareholders of Kyocera Corporation	181.18	—	261.67	—	230.32	—	—
Average US$ exchange rate	83	—	98	—	101	—	—
Average Euro exchange rate	107	—	130	—	134	—	—

Notes:

(1)	“Diluted earnings per share attributable to shareholders of Kyocera Corporation” announced on January 29, 2014 (Revised) is computed based on the average number of shares outstanding during nine months ended December 31, 2013.
(2)	As Kyocera Corporation undertook a stock split at the ratio of two for one of all common shares on October 1, 2013, “Diluted earnings per share attributable to shareholders of Kyocera Corporation” is computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013 in accordance with standard related to earnings per share.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014 announced on				Increase (Decrease) to Results
			October 31, 2013 (Previous)		January 29, 2014 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥74,852	5.9	¥82,500	5.8	¥79,000	5.5	5.5
Semiconductor Parts Group	167,241	13.1	199,000	13.9	187,000	13.1	11.8
Applied Ceramic Products Group	211,439	16.5	257,000	18.0	271,000	18.9	28.2
Electronic Device Group	271,570	21.2	282,000	19.7	283,000	19.8	4.2

Total Components Business	725,102	56.7	820,500	57.4	820,000	57.3	13.1
Telecommunications Equipment Group	177,314	13.8	193,000	13.5	185,000	12.9	4.3
Information Equipment Group	250,534	19.6	290,000	20.3	300,000	21.0	19.7

Total Equipment Business	427,848	33.4	483,000	33.8	485,000	33.9	13.4
Others	159,902	12.5	173,000	12.1	171,000	12.0	6.9
Adjustments and eliminations	(32,798)	(2.6)	(46,500)	(3.3)	(46,000)	(3.2)	—

Net sales	¥1,280,054	100.0	¥1,430,000	100.0	¥1,430,000	100.0	11.7

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014 announced on				Increase (Decrease) to Results
			October 31, 2013 (Previous)		January 29, 2014 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥7,614	10.2	¥13,000	15.8	¥10,500	13.3	37.9
Semiconductor Parts Group	30,379	18.2	32,000	16.1	30,900	16.5	1.7
Applied Ceramic Products Group	17,924	8.5	29,600	11.5	29,600	10.9	65.1
Electronic Device Group	(4,014)	—	28,000	9.9	22,100	7.8	—

Total Components Business	51,903	7.2	102,600	12.5	93,100	11.4	79.4
Telecommunications Equipment Group	1,340	0.8	5,000	2.6	1,900	1.0	41.8
Information Equipment Group	21,750	8.7	25,000	8.6	25,900	8.6	19.1

Total Equipment Business	23,090	5.4	30,000	6.2	27,800	5.7	20.4
Others	10,542	6.6	6,400	3.7	5,200	3.0	(50.7)

Operating profit	85,535	6.7	139,000	9.7	126,100	8.8	47.4
Corporate and others	15,828	—	11,000	—	11,900	—	(24.8)

Income before income taxes	¥101,363	7.9	¥150,000	10.5	¥138,000	9.7	36.1

* % to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2013, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in Accounting Standards Codification (ASC) 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On July 17, 2013, Kyocera adopted the FASB’s ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, “Derivatives and Hedging,” in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Number of shares (common stock)

Cancellation of Treasury Stock

Kyocera Corporation adopted a resolution to cancel treasury stock pursuant to Article 178 of the Company Law of Japan at its meeting of the Board of Directors held on January 29, 2014.

Details of the cancellation are as follows:

(1) Type of shares to be cancelled:	Common stock of Kyocera Corporation
(2) Number of shares to be cancelled:	5,000,000 shares
(3) Scheduled date of cancellation:	February 12, 2014

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2013		December 31, 2013		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥305,454		¥312,457		¥7,003
Short-term investments in debt securities	43,893		105,078		61,185
Other short-term investments	179,843		140,136		(39,707)
Trade notes receivables	27,061		27,588		527
Trade accounts receivables	268,927		264,508		(4,419)
Less allowances for doubtful accounts and sales returns	(4,705)		(5,140)		(435)
Inventories	296,450		349,635		53,185
Advance payments	65,812		61,047		(4,765)
Deferred income taxes	47,349		47,109		(240)
Other current assets	38,299		41,791		3,492

Total current assets	1,268,383	55.6	1,344,209	49.7	75,826

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	506,490		822,690		316,200
Other long-term investments	12,661		14,644		1,983

Total investments and advances	519,151	22.7	837,334	31.0	318,183

Property, plant and equipment:
Land	61,808		63,624		1,816
Buildings	323,014		344,427		21,413
Machinery and equipment	788,692		831,049		42,357
Construction in progress	13,546		9,025		(4,521)
Less accumulated depreciation	(918,236)		(972,653)		(54,417)

Total property, plant and equipment	268,824	11.8	275,472	10.2	6,648

Goodwill	103,425	4.5	118,555	4.4	15,130
Intangible assets	54,583	2.4	61,203	2.2	6,620
Other assets	68,487	3.0	66,665	2.5	(1,822)

Total non-current assets	1,014,470	44.4	1,359,229	50.3	344,759

Total assets	¥2,282,853	100.0	¥2,703,438	100.0	¥420,585

	March 31, 2013		December 31, 2013		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,135		¥3,173		¥38
Current portion of long-term debt	9,817		11,340		1,523
Trade notes and accounts payable	111,249		127,787		16,538
Other notes and accounts payable	52,018		49,104		(2,914)
Accrued payroll and bonus	52,420		45,823		(6,597)
Accrued income taxes	22,214		16,415		(5,799)
Other accrued liabilities	39,135		41,401		2,266
Other current liabilities	36,642		47,760		11,118

Total current liabilities	326,630	14.3	342,803	12.7	16,173

Non-current liabilities:
Long-term debt	20,855		22,720		1,865
Accrued pension and severance liabilities	36,322		39,650		3,328
Deferred income taxes	146,229		254,894		108,665
Other non-current liabilities	37,875		29,245		(8,630)

Total non-current liabilities	241,281	10.6	346,509	12.8	105,228

Total liabilities	567,911	24.9	689,312	25.5	121,401

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,062		163,108		46
Retained earnings	1,368,512		1,412,195		43,683
Accumulated other comprehensive income	50,138		296,976		246,838
Common stock in treasury, at cost	(51,258)		(51,320)		(62)

Total Kyocera Corporation shareholders’ equity	1,646,157	72.1	1,936,662	71.6	290,505

Noncontrolling interests	68,785	3.0	77,464	2.9	8,679

Total equity	1,714,942	75.1	2,014,126	74.5	299,184

Total liabilities and equity	¥2,282,853	100.0	¥2,703,438	100.0	¥420,585

Note: Accumulated other comprehensive income is as follows:
	March 31, 2013		December 31, 2013		Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities		¥135,248		¥333,883	¥198,635
Net unrealized losses on derivative financial instruments		(68)		(346)	(278)
Pension adjustments		(23,415)		(24,935)	(1,520)
Foreign currency translation adjustments		(61,627)		(11,626)	50,001

Total		¥50,138		¥296,976	¥246,838

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Nine months ended December 31,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥926,524	100.0	¥1,071,388	100.0	¥144,864	15.6
Cost of sales	686,879	74.1	793,309	74.0	106,430	15.5

Gross profit	239,645	25.9	278,079	26.0	38,434	16.0
Selling, general and administrative expenses	188,411	20.4	188,383	17.6	(28)	(0.0)

Profit from operations	51,234	5.5	89,696	8.4	38,462	75.1
Other income (expenses):
Interest and dividend income	13,521	1.4	16,937	1.6	3,416	25.3
Interest expense	(1,310)	(0.1)	(1,432)	(0.2)	(122)	—
Foreign currency transaction gains, net	4,304	0.5	3,351	0.3	(953)	(22.1)
Other, net	1,133	0.1	1,792	0.2	659	58.2

Total other income (expenses)	17,648	1.9	20,648	1.9	3,000	17.0

Income before income taxes	68,882	7.4	110,344	10.3	41,462	60.2
Income taxes	24,457	2.6	36,756	3.4	12,299	50.3

Net income	44,425	4.8	73,588	6.9	29,163	65.6
Net (income) loss attributable to noncontrolling interests	545	0.1	(4,224)	(0.4)	(4,769)	—

Net income attributable to shareholders of Kyocera Corporation	¥44,970	4.9	¥69,364	6.5	¥24,394	54.2

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥122.57		¥189.07
Diluted	122.57		189.07
Average number of shares of common stock outstanding:
Basic	366,885		366,873
Diluted	366,885		366,873

Notes:

(1)	Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.
(2)	“Net income attributable to shareholders of Kyocera Corporation” and “Average number of shares of common stock outstanding” are computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2013.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31,		Increase (Decrease)
	2012	2013
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥44,425	¥73,588	¥29,163

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	30,123	198,671	168,548
Net unrealized losses on derivative financial instruments	(34)	(305)	(271)
Pension adjustments	(1,583)	(1,587)	(4)
Foreign currency translation adjustments	22,615	56,990	34,375

Total other comprehensive income (loss)	51,121	253,769	202,648

Comprehensive income	95,546	327,357	231,811
Comprehensive income (loss) attributable to noncontrolling interests	(2,345)	(11,116)	(8,771)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥93,201	¥316,241	¥223,040

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.

January 29, 2014

To All Persons Concerned,

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice Concerning Cancellation of Treasury Stock

Kyocera Corporation (hereafter the “Company”) hereby announces that at the meeting of its Board of Directors held on January 29, 2014, a resolution was adopted to cancel treasury stock pursuant to Article 178 of the Company Law of Japan.

The details are as follows.

1.	Reason for Cancellation

The Company holds treasury stock in preparation for the expeditious execution of capital strategies, such as a stock swap, however, the Company will cancel part of its treasury stock in order to enhance shareholder value by reducing the total number of outstanding shares.

2.	Details of Cancellation

(1)	Type of shares to be cancelled:	Common stock of the Company

(2)	Number of shares to be cancelled:	5,000,000 shares (1.31% of outstanding shares prior to cancellation)

(3)	Scheduled date of cancellation:	February 12, 2014

(Reference)

1.	Total number of the Company’s shares outstanding after cancellation:	377,618,580

2.	Projected number of treasury stocks after cancellation: (2.85% of outstanding shares after cancellation)	10,750,917	*

*	Number of treasury stocks after cancellation based on the number of treasury stocks as of December 31, 2013.